CHIRON

CORP

The growth of science


04025172

2003 ANNUAL REPORT

THE GROWTH OF SCIENCE

Science holds the promise of improving lives. Through science, diseases can be prevented, illnesses can be treated, and human suffering can be relieved on a global scale. As Chiron's scientific knowledge grows, so does the company's ability to improve human health.

Chiron delivers on the promise of science by combining pioneering research with business discipline. Groundbreaking discoveries provide the base for Chiron's three global businesses: Blood Testing, Vaccines and BioPharmaceuticals. These form the foundations of strategic partnerships with other companies. Reinvested royalties from key intellectual property fuel product development in each of the company's businesses. Revenues from more than 50 marketed products drive company growth and fund additional research.

Chiron's success in commercializing innovations in biotechnology has had profound impact worldwide. Chiron blood-screening products have drastically reduced the risk of contracting potentially fatal or debilitating infections through blood transfusions. Chiron vaccines protect millions of people from disease. Because of Chiron's biopharmaceutical products, cystic fibrosis patients breathe easier, cancer patients live longer, and multiple sclerosis patients suffer fewer relapses. Chiron products are improving lives and enabling research into new technologies, new vaccines and new therapies for people in need. By sharing its scientific expertise through collaborations and licensing agreements, Chiron extends its ability to transform lives even further.

A deep commitment to pioneering science is key to Chiron's consistent success. Chiron's proven ability to bring that science to market delivers value to patients, medical professionals, investors and populations across the world. Chiron: the growth of science.

PIONEERING SCIENCE

KEY INTELLECTUAL PROPERTY

REINVESTED ROYALTIES

BUSINESSES
> PRODUCTS
> PARTNERSHIPS
> LICENSING AND ACQUISITIONS

PRODUCT-DRIVEN REVENUES

PIONEERING SCIENCE



Howard Pien, President and Chief Executive Officer, and
Seán Lance, Chairman of the Board

2003 was an exceptional year of growth and financial success

By setting and attaining more than a dozen important goals and milestones in 2003, Chiron recorded another year of growth and financial success. I am pleased that 2003 was one of Chiron's most successful and productive years. The three engines of Chiron's powerful business model continue to deliver strong financial results while providing the resources to invest in exciting opportunities to build long-term shareholder value.

During 2003, we advanced five key clinical programs, made three regulatory submissions, and achieved four clinical and commercial milestones. We also successfully acquired and expeditiously integrated PowderJect Pharmaceuticals, which significantly enhanced Chiron's leadership position in vaccines. We delivered financial results: revenues of $1.8 billion, the highest in Chiron's 23-year history, and pro-forma diluted earnings per share from continuing operations of $1.54 (GAAP diluted EPS $1.15).* For 2004, we foresee a year of bright prospects for growth and value creation in all of our business units.

BLOOD TESTING: BUILDING ON OUR CUSTOMER BASE

The current core of our Blood Testing business is our nucleic acid testing (NAT) franchise. With the Procleix® System holding more than 80 percent of the U.S. market and continuing to expand elsewhere in the world, our NAT business was a major driver of the company's growth. Blood Testing revenues increased 34 percent in 2003 to $422 million.

Answering the needs of blood banks, Chiron and its collaborator Gen-Probe Incorporated developed and introduced the Procleix® West Nile Virus Assay in just nine months. The assay, available since July 2003 on an investigational-use basis in the United States, showed dramatic results, capturing more than 800 potentially infectious blood donations that would otherwise have entered the blood supply.

*See page 14 for description of pro-forma

New geographies and assays will expand the Procleix franchise in 2004. We are expecting geographic growth for the Procleix® HIV-1/HCV Assay in several new countries, including Poland, Greece, Korea and Thailand. The Procleix® Ultrio™ Assay, which adds a hepatitis B test to the system, now bears the CE (Conformite Europeenne) Mark, thus opening the way to full commercialization of the product in Europe. The hepatitis B component of Ultrio will be an important asset for the assay as we expand into the Pacific Rim and Latin America, where hepatitis B is endemic.

We also anticipate filing a biologics license application (BLA) for the Procleix Ultrio Assay in the United States this year. The trials will be conducted in part on TIGRIS®, a fully automated system developed with Gen-Probe. TIGRIS, which began clinical testing early in 2004, is a key enabling technology for individual donor testing. On the heels of the strong preliminary reception of the West Nile virus assay in 2003, we also are moving forward with a U.S. clinical trial for this test, which will pave the way for full commercial pricing.

We have been investing to expand the Blood Testing business into the broader realm of blood safety. In 2003, we made two licensing agreements to address customer needs. Our agreement with Infectio Diagnostic Inc. brings us a bacterial detection system in platelets with the potential to reduce test time from two days to one – an important factor when platelets have only five days in which to be tested, shipped and used. This system could be on the market as soon as 2005.

Through our collaboration with ZymeQuest Inc., we have the potential to develop a system to convert blood groups A, B and AB to universal donor group O. The technology could greatly reduce the number of blood donations currently discarded due to blood types not matching patients' needs.

VACCINES: THE WORLD'S SECOND-LARGEST FLU VACCINE MANUFACTURER

With all the early hallmarks of success, the acquisition of PowderJect has made Chiron a significant player in the U.S. flu vaccine market as well as a household name. The value of the deal is reflected in Vaccines' revenue growth: In 2003, net product sales for the Vaccines business were $678 million versus $357 million for 2002.

SCIENTIFIC HERITAGE

1984 – HIV
In 1984, as AIDS emerged as a public health crisis, Chiron scientists were among the first to clone and sequence the human immunodeficiency virus (HIV), the cause of AIDS, and identify its important coding domains. These discoveries have enabled ongoing research by Chiron and other companies searching for more effective treatments and a possible vaccine for this devastating disease.


Credit: NIAID

1986 – Hepatitis
In the early 1980s, Chiron developed the method to produce the hepatitis B antigen used to develop the first genetically engineered human vaccine, licensed to Merck and introduced in 1986. In 1987, Chiron researchers discovered, cloned and sequenced non-A, non-B hepatitis – the hepatitis C virus. This work has led to the development of blood-screening technologies, including Chiron® Procleix® assays, which have prevented millions of potentially fatal hepatitis infections.



1992 – Cancer
Proleukin® (aldesleukin) interleukin-2, approved in 1992 as the first drug treatment specifically for metastatic renal cell carcinoma (kidney cancer), was heralded by the FDA as "an example of the potential of biotechnology to improve health care." In 1998, Proleukin was approved for the treatment of metastatic melanoma, a type of skin cancer. Since its introduction, this breakthrough product has demonstrated that it offers the possibility of complete and long-lasting remission in these diseases.


PROLEUKIN®
ALDESLEUKIN
FOR INJECTION
A RECOMBINANT INTERLEUKIN-2

1993 – Multiple Sclerosis
After more than a decade of research and development at various companies, Betaseron® interferon beta-1b, the first disease-modifying therapy for multiple sclerosis, was successfully brought to market by Chiron and Berlex Laboratories in 1993. Innovative manufacturing techniques developed at Chiron have helped make Betaseron available to millions of patients worldwide.



The public is increasingly conscious of the value of vaccination in preventing influenza. We are working to help meet that public health need. Our Fluvirin® flu vaccine production for the 2003-2004 U.S. flu season represented a 50 percent increase over production the previous season. This significant accomplishment was achieved while integrating PowderJect operations and is testimony to the dedication and professionalism of our employees. For the 2004-2005 flu season, we project that we will produce 50 million doses of Fluvirin, the overwhelming majority of which is destined for the United States.

Flu vaccines will be an important driver of growth for Chiron in the near-term to midterm. Outside the United States, Chiron markets Agrippal® S1, Begrivac™ and Fluad® flu vaccines. In total for the 2003-2004 flu season, Chiron produced 75 million doses of its four brands of flu vaccines for the global market. In order to fulfill the growing demand for flu vaccines, Chiron has committed approximately $100 million to further develop and expand our Liverpool, England, manufacturing facility. These improvements will lead to increases in our production through greater efficiency and greater capacity. Chiron is also preparing to enter Phase III testing for cell-culture–derived flu vaccine. Cell-culture vaccine manufacturing potentially has greater flexibility and would be an important complement to the existing egg-based technology.

With Fluvirin, not only have we acquired a great product with tremendous potential for growth; we have also established a beachhead in the important U.S. market. One of our goals for 2004 is to strengthen our commercial Vaccines organization in the United States as we develop our meningococcal vaccines. We anticipate that we will file a BLA for our meningococcal C vaccine, Menjugate®, in 2004. Our next step forward will be to advance our multivalent ACWY vaccine program toward Phase III. Finally, we are developing a broad-coverage meningococcal B vaccine to complete a full suite of meningococcal vaccines that represents a significant market opportunity.

BIOPHARMACEUTICALS: FUELING NEAR-TERM AND LONG-TERM GROWTH

Our BioPharmaceuticals business also performed well in 2003, with revenues increasing 12 percent over 2002 to $562 million.

2003 MILESTONES

1996 – Influenza
Fluad®, the world's first adjuvanted flu vaccine, was introduced by Chiron in 1996. A key component is Chiron's proprietary MF59 adjuvant, the world's first vaccines adjuvant shown to enhance the immunogenicity of flu vaccines while maintaining a clinically acceptable safety profile. Today, Chiron is the world's second-largest provider of flu vaccines, offering products specifically designed for children, adults and the elderly.


Fluad

2000 – Meningococcus
Chiron introduced Menjugate® conjugate vaccine against meningococcal C disease in 2000 as part of a universal vaccination campaign in the United Kingdom, where it helped reduce deaths from meningococcal C disease by 80 percent. The product is now in U.S. clinical trials. Chiron also has sequenced the meningococcus B genome and is developing a broad-coverage vaccine based on this technology. A multivalent ACWY vaccine, now in development, would complete Chiron's portfolio of vaccines against the five major types of meningococcal disease.


Menjugate

2003 – SARS
In less than six months in 2003, more than 8,000 people worldwide became sick and 774 people died from severe acute respiratory syndrome (SARS). In response to this public health crisis, Chiron scientists, in collaboration with the University of Marburg (Germany), decoded the genomic information of the SARS virus, work that may open the door to development of a vaccine or treatment.



Achieving Our Goals
- Five clinical advancements
- Four program priorities
- Three regulatory submissions
- Pro-forma diluted EPS $1.54 (GAAP diluted EPS $1.15)

Exceeding Expectations
- Two key investments in blood safety technologies
- One major acquisition in Vaccines
- Two promising in-licensing agreements in BioPharmaceuticals

The business made important strides in 2003 with the formation of a new leadership team that we believe has the experience and track record to move the pipeline and the business forward.

The BioPharmaceuticals pipeline is a balanced mix of near-term opportunities and long-term potential. By leveraging our established expertise in infectious disease and oncology, we are poised to make key regulatory and clinical advances in the coming year.

Cyclosporine solution for inhalation is a potential treatment for lung transplant rejection. With about 1,100 lung transplants in the United States each year and a five-year mortality rate approaching 50 percent, this is a well-defined population with a significant unmet medical need. Because of our experience with TOBI® tobramycin solution for inhalation, our treatment for pseudomonal infection in cystic fibrosis (CF) patients, we are well positioned to bring this drug to market.

Another important near-term opportunity is daptomycin, an antibiotic for which we in-licensed commercial rights in 2003 for Europe and other key markets outside the United States. With our partner Cubist Pharmaceuticals, we are working to gain product approval for daptomycin in Europe.

We are also investing to expand our TOBI franchise. TPI, a dry powder formulation of tobramycin, would use a small, hand-held device to reduce administration time to just a few minutes. This would encourage greater compliance among CF patients.

In the longer term, we have significant opportunities. Tifacogin, for patients with severe community-acquired pneumonia, could meet a major medical need. We are moving forward with a Phase III trial in 2004.

In oncology, we are continuing our program for Proleukin® (aldesleukin) interleukin-2 in combination with rituximab in patients with non-Hodgkin's lymphoma (NHL). We have seen durable responses in patients with rituximab-refractory NHL, who were otherwise unlikely to respond to treatment with rituximab alone. Those responses seem to correlate to a particular patient genotype, which may help us identify patients best suited to treatment. We are encouraged by these early results.

2004 GOALS

Regulatory Submissions
- Biologics license application (BLA) for Procleix® Ultrio™ Assay
- BLA for Menjugate® vaccine
- CE (Conformite Europeenne) Mark for TIGRIS® system
- New drug application (NDA) for cyclosporine solution for inhalation

Clinical Advancements
- Initiation of Procleix® West Nile Virus Assay U.S. clinical trial
- Phase III trial for cell-culture-derived flu vaccine
- Phase III trial for tifacogin
- Phase III trial for tobramycin dry powder formulation
- Pilot immunization campaign for meningococcus B New Zealand vaccine*
- Phase II completion of Proleukin® (aldesleukin) interleukin-2 plus rituximab trial
- Phase II trial for Proleukin® plus rituximab in rituximab-naïve patients
- Phase I enrollment for second-generation meningococcus B vaccine candidate
- Phase I enrollment for CHIR258
- IND filing for anti-CD40

*Phase III equivalent

Commercial Objectives
- Blood Testing expansion into Pacific Rim
- Procleix® Ultrio™ Assay launch in European Union
- Ex-U.S. TIGRIS® system launch
- Increased flu vaccine manufacturing capacity
- Strengthen U.S. Vaccines organization

Financial Results
- Pro-forma diluted EPS $1.80 – $1.90 (GAAP diluted EPS $1.50 – $1.60)

Chiron's research in small molecules is now bearing fruit. CHIR258, a growth factor kinase inhibitor and the first of our small molecule oncology compounds to emerge from our research programs, has begun Phase I testing.

Also in oncology, we expect to file an investigational new drug application (IND) for anti-CD40, a monoclonal antibody, this year.

A SOLID FOUNDATION FOR A BRIGHT FUTURE

In 2004, Chiron aims to achieve more than a dozen regulatory submissions and product pipeline progressions that will help build future value for shareholders.

Chiron will continue to seek new opportunities to expand its impact on human health worldwide. We are committed to developing new products to detect, prevent and treat disease. We thank our shareholders, our customers and our employees for their support.

And finally, on behalf of all of us at Chiron, I wish to thank Seán Lance, our chief executive officer from March 1998 to April 2003 and departing chairman of the board. Chiron is deeply indebted to Seán for his outstanding leadership during a crucial stage of the company's maturation. His work enabled many of our 2003 successes, which will continue to fuel Chiron's growth for years to come. I have personally benefited enormously from his counsel during this transition, and I have hugely enjoyed his advice, given with wisdom and grace.

Sincerely,



Howard Pien
President and Chief Executive Officer
March 4, 2004

EXECUTIVE COMMITTEE

(Pictured from left to right)

Howard Pien
President and Chief Executive Officer

John A. Lambert
Vice President;
President, Chiron Vaccines

Linda W. Short
Vice President, Corporate Resources

Rino Rappuoli
Vice President and Chief Scientific Officer

Jack Goldstein
Vice President;
President, Chiron Blood Testing

William G. Green
Senior Vice President,
General Counsel and Secretary

Craig A. Wheeler
Vice President;
President, Chiron BioPharmaceuticals

David V. Smith
Vice President and Chief Financial Officer

Bryan Walser
Vice President, Corporate Strategy





Chiron scientist at
a confocal microscope;
Emeryville, California

MOVING RESEARCH FORWARD

Chiron expertly applies groundbreaking science and new technologies to address unmet medical needs. Chiron scientists' early work in hepatitis C virus (HCV), human immunodeficiency virus (HIV) and hepatitis B virus (HBV) has led to the development of numerous innovative products. These achievements continue to inspire research efforts at Chiron, as the company develops products to detect, prevent and treat diseases through its Blood Testing, Vaccines and BioPharmaceuticals businesses.

Chiron maintains a strategic focus on infectious disease and oncology as it moves research from the laboratory to the clinic. The clinical study of vaccine candidates against the five primary meningococcal



Reverse Vaccinology Using proven skills in genomics, Chiron is pioneering a new approach to vaccine antigen discovery. This innovative method has taken Chiron's meningococcal B vaccine from concept to clinical study in just four years. www.chiron.com/menvax



Example of a kinase with a first-generation drug candidate

Small Molecules The Chiron-developed novel therapeutic CHIR258, a growth factor kinase inhibitor, acts against pathways common to the growth of several cancer types. Clinical trials, currently in Phase I, will evaluate the potential benefits of this exciting molecule. www.chiron.com/CHIR258

PIONEERING SCIENCE

RESEARCH

Recombinant Proteins Severe community-acquired pneumonia affects approximately 300,000 U.S. patients annually; approximately 30 percent of those patients die despite the best available supportive care. Tifacogin, a recombinant form of tissue factor pathway inhibitor, now moving into Phase III clinical trials, has the potential to address this major unmet need. www.chiron.com/tifacogin

serogroups that cause human disease sets the stage for development of a new global franchise of Chiron products. Research into cell-culture manufacturing technology for flu vaccines may yield greater flexibility in the production of Chiron flu products. The company also is advancing programs for potential vaccines against HCV and HIV, two viruses that continue to impact world populations. In oncology, Chiron is building on more than a decade of research to evaluate the potential of Proleukin® (aldesleukin) interleukin-2 to increase the benefit of monoclonal antibodies targeting certain cancers, and the company's work in small-molecule therapeutics has led to a Phase I clinical trial for CHIR258, a growth factor kinase inhibitor.



Fluvirin® flu vaccine inspection; Liverpool, England

CREATING COMMERCIAL OPPORTUNITIES

With global Blood Testing, Vaccines and BioPharmaceuticals businesses, Chiron is uniquely positioned to successfully commercialize innovative science. Chiron continues to create new opportunities for growth through key collaborations, strategic acquisitions and licensing agreements.

Chiron® Procleix® assays and systems, developed in collaboration with Gen-Probe Incorporated, are state-of-the-art nucleic acid testing technologies that detect viruses in blood and blood products. These assays and systems now screen more than 80 percent of blood donated in the United States. To address an emerging health threat to the U.S. blood supply, Chiron and Gen-Probe developed and introduced the Procleix® West

New Procleix® Assays The Procleix® Ultrio™ Assay, a triplex test that detects HIV-1, HCV and HBV simultaneously, provides greater efficiency to customers and broadens Chiron's portfolio of blood-screening products.
www.chiron.com/procleix

Procleix® Ultrio Assay

NEW PRODUCTS

ACQUISITIONS



Growing the Global Flu Market
(In billions)
$2.6
Potential
$1.3
Market Today

Source: Company Estimates

Flu Vaccines Chiron produced 75 million doses of its four brands of flu vaccines in 2003. To meet the needs of this growing market, particularly in the United States, Chiron is committing $100 million to improve its flu vaccine manufacturing capabilities.
www.chiron.com/flu

Nile Virus Assay in 2003 under an FDA-approved investigational use protocol in just nine months. Chiron is building on the Procleix® System franchise to expand into the broader realm of blood safety, a $2.5 billion market.

With the acquisition of U.K.-based vaccines company PowderJect Pharmaceuticals, Chiron added Fluvirin® influenza vaccine to its portfolio of leading flu products and established itself as the No. 2 flu vaccine provider in the world. Chiron delivered 38 million Fluvirin doses to U.S. distributors for the 2003-2004 flu season, a 50 percent increase over the previous season. The rapid and successful integration of PowderJect operations allowed Chiron to meet its commitments on time in a season of particularly high demand.



NEW MARKETS

Geographic Expansion *Disease transmitted through blood transfusions continues to be a serious health issue in many countries, including China and Brazil. Chiron is introducing Procleix® assays and systems in these and other markets worldwide, further protecting the global blood supply. www.chiron.com/procleix*

In its BioPharmaceuticals business, Chiron has made strategic investments that play to the strengths of the organization and create unique market opportunities. The in-licensing of cyclosporine solution for inhalation, a potential treatment for lung transplant rejection, leverages Chiron's pulmonology expertise, demonstrated by the continued success of Chiron's leading product for cystic fibrosis patients, TOBI® tobramycin solution for inhalation. Chiron's well-established commercial infrastructure in Europe will help the company realize the full value of its licensing agreement to develop and market FDA-approved antibiotic daptomycin outside the United States.



Intellectual Property Chiron's extensive patent portfolio encourages scientific collaboration, fuels company growth and funds innovative research that leads to new discoveries. In 2003, Chiron patents generated more than $250 million in royalty and licensing revenue.
www.chiron.com/IP

LICENSING



Daptomycin Chiron's agreement to commercialize FDA-approved antibiotic daptomycin in key international markets leverages the company's European infrastructure to create a promising growth opportunity.
www.chiron.com/daptomycin



Blood services center of the American Red Cross, a Chiron customer; Oakland, California

IMPROVING HEALTH WORLDWIDE

Every day, Chiron blood-screening products prevent transmissions of deadly viruses, including HCV, HIV, HBV and the West Nile virus. Because of Chiron, millions of people have been vaccinated against influenza, meningococcal C infection, polio, rabies and other life-threatening diseases. Cancer patients are living longer, cystic fibrosis and multiple sclerosis patients are healthier and more active – all because of Chiron.

As Chiron grows, so does its impact on human health. Chiron's global reach allows the company to provide its products to people in more than 70 countries. New discoveries by Chiron scientists and improvements for



Blood Safety To further protect the world's blood supply, Chiron and its collaborators are developing new technologies designed to detect harmful bacteria in platelets and to convert non-O red blood cells to universal-donor red blood cells.
www.chiron.com/bloodtesting



Disease Prevention Vaccination helps relieve the burden of disease before it begins. Chiron is working with health authorities across the world to identify and meet emerging needs and to promote better understanding of the value of vaccines.
www.chiron.com/vaccines

TECHNOLOGY

VACCINES

PIONEERING SCIENCE


TOBI
TOBI

Innovative Therapeutics Cystic fibrosis, cancer and multiple sclerosis patients have benefitted from Chiron's expertise in developing breakthrough therapies that can change lives. Chiron is applying this expertise to address the needs of new patient populations with new therapeutic products.
www.chiron.com/biopharma

existing Chiron products have the potential to deliver even greater value to patients. By sharing its scientific expertise through partnerships and licensing agreements, Chiron stimulates research and product development efforts at other companies and extends its ability to transform lives even further.

Chiron is proud to be a leading company dedicated to pioneering science and committed to improving health worldwide.

FINANCIAL HIGHLIGHTS

Year Ended December 31, (In millions, except per share and percent data)	**2003**	2002	2001	2000	1999
Consolidated Statements of Operations Data					
Total revenues	**$ 1,766**	$1,276	$1,141	$ 972	$ 763
Research and development expense	**410**	326	344	299	303
Income from continuing operations	**220**	161	175	16	128
Royalty and license fee revenues	**250**	199	198	190	143
Per Share Data					
Diluted income from continuing operations	**$ 1.15**	$ 0.94	$ 0.90	$ 0.08	$ 0.69
*Pro-forma diluted income from continuing operations**	**1.54**	1.29	0.96	0.89	0.62
Consolidated Balance Sheets Data					
Cash and investments in marketable debt securities	**$ 1,099**	$1,289	$1,302	$ 852	$1,555
Total assets	**4,195**	2,960	2,867	2,458	2,445
Long-term debt and capital leases	**1,084**	417	409	3	97
Total stockholders' equity	**2,444**	2,076	1,932	1,881	1,686
Other					
Gross profit from net product sales	**$ 774**	$ 572	$ 494	$ 406	$ 237
Gross profit as a percent of net product sales	**58%**	63%	64%	55%	56%



763 972 1,141 1,276 1,766
99 00 01 02 03
143 190 198 199 250
99 00 01 02 03
237 406 494 572 774
99 00 01 02 03
0.62 0.89 0.96 1.29 1.54
99 00 01 02 03

Total Revenues
(In millions of dollars)

Total Royalty and License Fee Revenues
(In millions of dollars)

Gross Profit From Net Product Sales
(In millions of dollars)

Pro-Forma Diluted Income Per Share From Continuing Operations
(In dollars)

*Pro-forma income from continuing operations excludes the impact of certain income and expense items (net of tax effect) such as: the Biogen and Serono settlements in connection with the McCormick patents owned by Schering's U.S. subsidiary, Berlex Laboratories; a one-time license fee and compensation for past HIV and HCV diagnostic product sales; amortization expense on acquired intangible assets related to the acquisitions of PathoGenesis, Chiron Behring, Pulmopharm and PowderJect Pharmaceuticals; amortization of goodwill related to the PathoGenesis acquisition; charges for purchased in-process research and development; recognition of domestic deferred tax benefits; gains on the sale of our Amsterdam facility and related assets; and restructuring and reorganization charges.

This annual report contains forward-looking statements. These include statements concerning plans, objectives, goals, strategies, future events or performance, and all other statements which are other than statements of historical fact, including, without limitation, statements containing such words as "believes," "anticipates," "expects," "estimates," "projects," "will," "may," "might," and words of a similar nature. Forward-looking statements involve risks and uncertainties which could cause actual results, performance, or outcomes to differ materially from those expressed in the forward-looking statements. Some of the important factors which could cause actual results to differ are discussed in the Report on Form 10-K under the caption "Factors That May Affect Future Results." The forward-looking statements contained in this report reflect management's current beliefs and expectations on the date of this report; the company undertakes no obligation to publicly announce any revisions to those forward-looking statements to reflect facts or circumstances of which management becomes aware after the date hereof.

For a complete set of the company's financial results, please see the Report on Form 10-K, which can be viewed at www.chiron.com/investors/secfilings. A reconciliation from the pro-forma results presented above to Generally Accepted Accounting Principles (GAAP) is available at www.chiron.com/investors.

CHIRON

CORPORATE OVERVIEW



Chiron Corporation addresses human suffering worldwide with more than 50 products to detect, prevent and treat diseases. These products are marketed through the company's three global businesses: Blood Testing, Vaccines and BioPharmaceuticals. The company's consistent success comes from its disciplined business approach, pioneering science and skill in delivering innovations in biotechnology. Chiron believes that science has the power to improve people's lives, and it harnesses that power to transform human health.



Corporate Headquarters
Emeryville, California

Principal Locations
United States:
Annandale, New Jersey
Seattle, Washington
Vacaville, California

Europe:
Liverpool, England
Oxford, England
Marburg, Germany
Rosia, Italy
Siena, Italy

Employees
(As of December 31, 2003)
United States: 2,534
Europe: 2,714
Worldwide: 5,332

Capabilities
Global reach in research and development, manufacturing, sales and marketing, distribution, licensing

For more information on Chiron:
www.chiron.com



Chiron Blood Testing is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world's blood supply. Chiron® Procleix® assays and systems, developed in collaboration with Gen-Probe Incorporated, utilize state-of-the-art nucleic acid testing (NAT) technology to detect RNA and DNA in donated blood, plasma and organs during the very early stages of infection, when infectious agents are present but cannot be detected by immunodiagnostic screening technologies. Through its joint business with Ortho-Clinical Diagnostics, Chiron also develops and markets a line of immunoassay screening, diagnostic, and supplemental hepatitis and retrovirus tests.



Leading Products

- **Procleix® HIV-1/HCV Assay**
  For simultaneous detection of human immunodeficiency virus type 1 (HIV-1) and hepatitis C virus (HCV) in blood and blood products
- **Procleix® Ultrio™ Assay**
  For simultaneous detection of HIV-1, HCV and hepatitis B virus (HBV) in blood and blood products
- **Immunoassays**
  Screening and supplemental tests for infectious disease

For more information on Chiron Blood Testing:
www.chiron.com/bloodtesting

Procleix® Ultrio™ Assay is not approved for sale in the United States.
Available in select international markets.

Chiron Vaccines, the world's fifth-largest vaccines business, is headquartered in Oxford, England, and has facilities located throughout Europe, the United States and Asia. Chiron Vaccines is the world's second-largest manufacturer of flu vaccines and has important meningococcal, pediatric and travel vaccine franchises. Chiron Vaccines is the leading vaccine manufacturer in the United Kingdom, Germany and Italy. The company's portfolio of products includes vaccines for influenza, meningococcal C disease, rabies, tick-borne encephalitis, yellow fever, haemophilus influenzae B (Hib), polio, mumps, measles, rubella, diphtheria, tetanus and pertussis (whooping cough).

Leading Products

- **Flu Vaccines**
  Fluvirin®, Agrippal® S1, Begrivac™ and Fluad®, for prevention of influenza
- **Meningococcal Vaccines**
  Menjugate®, for prevention of meningitis C
- **Pediatric Vaccines**
  Polioral™, for prevention of polio
- **Travel Vaccines**
  Encepur™, for prevention of tick-borne encephalitis; Arilvax™, for prevention of yellow fever; RabAvert® and Rabipur®, for prevention of rabies

For more information on Chiron Vaccines:
www.chiron.com/vaccines

Fluvirin® and RabAvert® vaccines are approved for sale in the United States. All other products available in select international markets.


Menjugate® Syringe
für Kinder
Polioral™
Fluad®

Chiron BioPharmaceuticals develops and manufactures high-value therapeutic products. Leading products include TOBI® tobramycin solution for inhalation, for lung infections in cystic fibrosis patients; Proleukin® (aldesleukin) interleukin-2, for metastatic melanoma and metastatic renal cell cancer; and Betaseron® interferon beta-1b, for multiple sclerosis. The company is leveraging its expertise in infectious disease and cancer to advance clinical programs and product improvements in these focus areas, including the development of new formulations of TOBI and the use of Proleukin to enhance the benefit of monoclonal antibodies in cancer treatment.


TOBI
Tobramycin Solution for Inhalation
TOBI
Tobramycin Solution for Inhalation
CHIRON

Leading Products

- **TOBI® tobramycin solution for inhalation**
  For treatment of pseudomonal lung infections in cystic fibrosis patients
- **Proleukin® (aldesleukin) interleukin-2**
  For treatment of adults with metastatic renal cell carcinoma and metastatic melanoma
- **Betaseron® interferon beta-1b**
  For treatment of relapsing forms of multiple sclerosis to reduce frequency of clinical exacerbations

For more information on Chiron BioPharmaceuticals:
www.chiron.com/biopharma

Chiron Intellectual Property is an important part of the company's business. Chiron's pioneering accomplishments in hepatitis C virus (HCV) and human immunodeficiency virus (HIV) form the foundation of the company's large and growing intellectual property portfolio. Chiron is committed to helping address major unmet medical needs by commercializing its technology through its own products and by making its technology available to other companies. As a result, Chiron has numerous collaborations and licensing agreements with major companies working to improve human health. Royalties from Chiron intellectual property will continue to drive growth for the company, funding new research and product development in each Chiron business unit.



Major Licensees

- **Abbott Laboratories**
- **Bayer**
- **Bristol-Meyers Squibb**
- **F. Hoffman-La Roche**
- **Gilead Sciences**
- **GlaxoSmithKline**
- **Merck**
- **Pfizer**

FINANCIAL HIGHLIGHTS

Year Ended December 31 (In millions, except per share and percent data)	2003	2002	2001
Consolidated Statements of Operations Data			
Total revenues	$ 1,766	$1,276	$1,141
Research and development expense	410	326	344
Income from continuing operations	220	181	175
Royalty and license fee revenues	250	199	198
Per Share Data			
Diluted income from continuing operations	$ 1.15	$ 0.94	$ 0.90
Pro-forma diluted income from continuing operations*	1.54	1.29	0.96
Consolidated Balance Sheets Data			
Cash and investments in marketable debt securities	$ 1,099	$1,289	$1,302
Total assets	4,195	2,960	2,867
Long-term debt and capital leases	1,084	417	409
Total stockholders' equity	2,444	2,076	1,932
Other			
Gross profit from net product sales	$ 774	$ 572	$ 494
Gross profit as a percent of net product sales	58%	63%	64%


1,141
1,276
1,766
198
199
250
494
572
774
0.96
1.29
1.54
01
02
03
01
02
03
01
02
03
01
02
03
Total Revenues
(in millions of dollars)
Total Royalty and License Fee Revenues
(in millions of dollars)
Gross Profit from Net Product Sales
(in millions of dollars)
Pro-Forma Diluted Income Per Share from Continuing Operations
(in dollars)

*Pro-forma income from continuing operations excludes the impact of certain income and expense items (net of tax effect) such as the Biogen and Serono settlements in connection with the McCormick patents owned by Schering's U.S. subsidiary, Berlex Laboratories; a one-time license fee and compensation for past HIV diagnostic product sales; amortization expense on acquired intangible assets related to the acquisitions of PathoGenesis, Chiron Behring, Pulmopharm and PowderJect Pharmaceuticals; amortization of goodwill related to the PathoGenesis acquisition; charges for purchased in-process research and development.

This document contains forward-looking statements. These include statements concerning plans, objectives, goals, strategies, future events or performance, and all other statements which are other than statements of historical fact, including, without limitation, statements containing such words as "believes," "anticipates," "expects," "estimates," "projects," "will," "may," "might," and words of a similar nature. Forward-looking statements involve risks and uncertainties which could cause actual results, performance, or outcomes to differ materially from those expressed in the forward-looking statements. Some of the important factors which could cause actual results to differ are discussed in the Report on Form 10-K under the caption "Factors That May Affect Future Results." The forward-looking statements contained in this report reflect management's current beliefs and expectations on the date of this report; the company undertakes no obligation to publicly announce any revisions to these forward-looking statements to reflect facts or circumstances of which management becomes aware after the date hereof.

For a complete set of the company's financial results, please see the Report on Form 10-K, which can be viewed at www.chiron.com/investors/secfilings. A reconciliation from the pro-forma results presented above to Generally Accepted Accounting Principles (GAAP) is available at www.chiron.com/investors.



CHIRON

Chiron Corporation 4560 Horton Street Emeryville, CA 94608-2916
Tel: (510) 655-8730 Fax: (510) 655-9910
www.chiron.com

8

CORPORATE INFORMATION

DIRECTORS

Seán P. Lance
Chairman of the Board

Raymund Breu, Ph.D.
Chief Financial Officer,
Member of the Executive Committee,
Novartis AG

Vaughn D. Bryson
Retired President and Chief Executive Officer,
Eli Lilly and Company

Lewis W. Coleman
President, the Gordon and Betty Moore Foundation

Pierre E. Douaze
Board Member of Serono S.A.
and the Galenica Group

J. Richard Fredericks
Chairman, Dionis Capital

Paul L. Herrling, Ph.D.
Head of Corporate Research,
Novartis International AG

Denise M. O'Leary
Private Venture Capital Investor;
Member of the Stanford University Board of Trustees;
Chair, Stanford Hospital and Clinics;
Board Member, Medtronic Inc.;
Board Member, America West Holdings Corp.;
Board Member, Lucile Packard Children's Hospital,
Stanford University

Edward E. Penhoet, Ph.D.
Chief Program Officer,
Science and Higher Education,
the Gordon and Betty Moore Foundation

Howard H. Pien
President and Chief Executive Officer

Pieter J. Strijkert, Ph.D.
Chairman, Crucell N.V.;
Board Member, Paratek Pharmaceuticals Inc.

OFFICERS

Howard H. Pien
President and Chief Executive Officer

Jack Goldstein, Ph.D.
Vice President; President, Chiron Blood Testing

William G. Green, Esq.
Senior Vice President, General Counsel
and Secretary

John A. Lambert
Vice President; President, Chiron Vaccines

Leona D. Patterson
Vice President and Controller

Rino Rappuoli, Ph.D.
Vice President and Chief Scientific Officer

Linda W. Short
Vice President, Corporate Resources

David V. Smith
Vice President and Chief Financial Officer

Bryan L. Walser, M.D., J.D.
Vice President, Corporate Strategy

Craig A. Wheeler
Vice President; President,
Chiron BioPharmaceuticals

SEC FORM 10-K

A copy of the company's annual report to the U.S. Securities and Exchange Commission on Form 10-K, exclusive of exhibits, is included. All Chiron SEC filings can be viewed online at www.chiron.com/investors/secfilings.

Copies of the Form 10-K, exclusive of exhibits, *are available without charge upon written request to:*

Corporate Communications & Investor Relations
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608-2916

Online requests may be submitted
at www.chiron.com.

For inquiries about the limited partnerships
or convertible bonds, please contact:

Joel R. Jung
Vice President and Treasurer
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608-2916

CORPORATE HEADQUARTERS

4560 Horton Street
Emeryville, CA 94608-2916
Telephone: (510) 655-8730
Fax: (510) 655-9910

INDEPENDENT AUDITORS

Ernst & Young LLP
Palo Alto, CA

NUMBER OF HOLDERS OF COMMON STOCK

As of December 31, 2003, there were 4,159 shareholders of record of Chiron common stock.

NASDAQ stock symbol: **CHIR**
Chiron is included in the S&P 500 Index.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. PDT, Thursday, May 27, 2004, at the Chiron Auditorium, 1450 53rd Street, Emeryville, CA 94608.

TRANSFER AGENT

Wells Fargo Bank, N.A.

SHAREHOLDER SERVICES

Mailing address:
P.O. Box 64854
St. Paul, MN 55164-0854

Overnight delivery and street address:
161 North Concord Exchange Street
South St. Paul, MN 55075-1139

Telephone: (800) 468-9716
Email: stocktransfer@wellsfargo.com

It is the policy of Chiron Corporation to base all employment decisions on the principles of equal employment opportunity and to take affirmative action in the employment of women, minorities, individuals with disabilities, and veterans.

GLOBAL RESOURCES

Corporate Headquarters
Emeryville, California

Principal Locations
United States:
Annandale, New Jersey
Seattle, Washington
Vacaville, California

Europe:
Liverpool, England
Oxford, England
Marburg, Germany
Rosia, Italy
Siena, Italy

Employees
(As of December 31, 2003)
United States: 2,534
Europe: 2,714
Worldwide: 5,332

Capabilities
Global reach in research and development, manufacturing, sales and marketing, distribution, licensing

Chiron's 2003 successes point to a bright path in 2004 and beyond.

[illegible]

Design: [illegible] Chow, Inc., Oakland, California

Chiron Corporation 4560 Horton Street Emeryville, CA 94608-2916
Tel: (510) 655-8730 Fax: (510) 655-9910
www.chiron.com